UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 333-249998

NOTIFICATION OF LATE FILING

CUSIP Number 36467P104

(Check One): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN ☐ Form N-CSR

For period ended:   December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the transition period ended:  __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Gaming Technologies Inc.
Full Name of Registrant

Former Name if Applicable

Two Summerlin

Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89135
City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Report”) by the prescribed date of March 31, 2022, without unreasonable effort or expense because the Registrant and its independent auditor need additional time to complete certain disclosures and analyses required to be included in the Report. In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file its Annual Report on Form 10-K on or prior to the fifteenth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

	Jason Drummond	347	983-1227
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Total revenues were $167,875 and $0 for the years ended December 31, 2021 and 2020, respectively. Total costs and expenses were $12,780,148 and $7,192,803 for the years ended December 31, 2021 and 2020, respectively. For the year ended December 31, 2021, the Registrant incurred a net loss of $12,896,105, as compared to a net loss of $7,211,817 for the year ended December 31, 2020. The registrant’s accumulated deficit was $20,862,298 at December 31, 2021, compared to $7,966,193 at December 31, 2020.

The foregoing information is preliminary, unaudited and subject to change.

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Gaming Technologies Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: April 1, 2022	By:	/s/ Jason Drummond
Name: Jason Drummond
Title: Chief Executive Officer

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